SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Beyond.com Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08860E309

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08860E309 Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 4 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) OO; HC

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 5 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 6 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership, U.S.A. .

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 7 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 8 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 9 of 16
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Jackson Investment Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

CUSIP No. 08860E309 Page 10 of 16
Item 1.
(a)	Name of Issuer BEYOND.COM CORPORATION
(b)	Address of Issuer's Principal Executive Offices 2700 Mission College Blvd., Ste. 140-R Santa Clara, California 95054

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship
Citadel Limited Partnership 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership
GLB Partners, L.P. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited partnership
Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited liability company
Kenneth Griffin 225 W. Washington 9th Floor Chicago, Illinois 60606 U.S. Citizen
Citadel Wellington Partners L.P. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership
Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

CUSIP No. 08860E309 Page 11 of 16
Citadel Kensington Global Strategies Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company
Citadel Jackson Investment Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 08860E309.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 08860E309 Page 12 of 16
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4.	Ownership

CITADEL LIMITED PARTNERSHIP

GLB PARTNERS, L.P.

CITADEL INVESTMENT GROUP, L.L.C.

KENNETH GRIFFIN

CITADEL WELLINGTON PARTNERS L.P.

CITADEL EQUITY FUND LTD.

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

CITADEL JACKSON INVESTMENT FUND LTD.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
$4,838,000 in principal amount of 10 7/8 Convertible Notes (convertible into 112,185 shares of Common Stock)(1) 44,977 shares of Common Stock.
	(b)	Percent of class:

Approximately 4.6% as of December 31, 2002.  (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in item (a) above.)

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

CUSIP No. 08860E309 Page 13 of 16
	(ii)	Shared power to vote or to direct the vote:
See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of:
See item (a) above.

(1) The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from September 11, 2000, payable in cash or shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at the Company’s option, on June 1 and December 1 of each year.  As of January 25, 2002, the date of the Registrant’s bankruptcy petition, the 10 7/8 Convertible Notes had accrued interest of approximately $79,280.24.  As of December 31, 2002, total accrued interest would have been $569,376.27.  If the Company elects to pay the interest payment in shares of Common Stock, the Common Stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date (every June 1 and December 1) for which interest will be paid in shares of Common Stock.

The securities reported herein include (i) 44,977 shares of Common Stock and (ii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $4,838,000 in principal amount of the Company’s 10 7/8 Convertible Notes due December 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on December 1, 2003, into shares of Common Stock at the conversion price equal to $43.125, subject to adjustment upon certain dilutive events. The 10 7/8 Convertible Notes were issued on September 11, 2000.

The Reporting Persons note that on January 25, 2002 the Registrant reported that it had filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, that it expects the proceeds of the sale to be insufficient to cover all of its liabilities, and that its stockholders will not receive any distribution upon completion of the bankruptcy proceedings.

Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Persons cannot be the “beneficial owners” of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

CUSIP No. 08860E309 Page 14 of 16
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 2 above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP No. 08860E309 Page 15 of 16

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2003		KENNETH GRIFFIN

		By:	/s/Adam C. Cooper
Adam C. Cooper, attorney-in-fact

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing
Director and General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EQUITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing		its Portfolio Manager
Director and General Counsel
		By:	GLB Partners, L.P.,
GLB PARTNERS, L.P.			its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing		Adam C. Cooper, Senior Managing
	Director and General Counsel		Director and General Counsel

CITADEL KENSINGTON GLOBAL
STRATEGIES FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing
Director and General Counsel

CUSIP No. 08860E309 Page 16 of 16
CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.

By:	Citadel Limited Partnership,
its General Partner

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing
Director and General Counsel